Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Xynomic Pharmaceuticals, Inc.:

We consent to the use of our report dated November 1, 2018, with respect to the consolidated balance sheets of Xynomic Pharmaceuticals, Inc. and subsidiary as of December 31, 2016 and 2017, and the related consolidated statements of loss, changes in shareholders’ deficit and cash flows for the period from August 24, 2016 to December 31, 2016 and the year ended December 31, 2017 and the related notes (collectively, the consolidated financial statements), included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG Huazhen LLP

Beijing, China

February 12, 2019